Roche



Investor Update

July 04, 2003

**A new first -- Global study to examine Pegasys and Copegus in treating hepatitis C patients who have failed to respond to first generation pegylated interferon therapy**

Roche today announced the European launch of the first global trial to study the efficacy of PEGASYS and Copegus in hepatitis C patients who failed to respond to the first pegylated interferon combination therapy (peginterferon alfa-2b and ribavirin). This trial will be known as REPEAT, which stands for "REtreatment with PEGASYS in pATients not responding to prior Peginterferon alfa-2b/Ribavirin combination therapy".

Until the launch of this trial, all studies using pegylated interferon to retreat "non responders" as these patients are called, have measured themselves against the earliest therapies that were available to treat patients - conventional monotherapy and conventional interferon combination therapy. However, these are not the therapies that the majority of patients receive today.

Today, the standard of care is pegylated interferon and ribavirin and most patients receive one of the two pegylated interferon combination therapies. Despite advances in the percentage of patients that can achieve a sustained virological response (or 'cure'), a study published in The Lancet in 2001*, demonstrates that 46% of patients who take peginterferon alfa-2b and ribavirin will not respond to it.

"The two pegylated interferons are different drugs, with different properties and we know that Pegasys with Copegus has yielded impressive results in hepatitis C patients," said William M. Burns, head of the pharmaceutical division at Roche. "We feel it is important for this pivotal trial to show how Pegasys with Copegus can help that sizeable group of patients who have not responded to the first pegylated interferon combination therapy."

Non-responders are patients who fail to achieve a sustained virological response and continue to have virus present throughout their course of therapy. Retreating these patients with an alternative regimen can result in a sustained virological response in a proportion of patients**.

The REPEAT study will evaluate the efficacy and safety of the combination of PEGASYS and Copegus given for a longer, 72-week period, as well as examining the role of an induction regimen in this treatment- resistant population. Close to 1,000 patients will participate in this study from Europe, North America and Latin America.

"We've already seen that PEGASYS in combination with Copegus is a highly effective treatment in naïve patients with some of the most difficult-to-treat strains of the virus," said the European lead study investigator, Prof. Patrick Marcellin, from the Hôpital Beaujon, France. "Given this performance, PEGASYS may prove to give these particular patients another chance to respond and be cured."



About PEGASYS

PEGASYS, a new generation hepatitis C therapy that is different by design, provides significant benefit over conventional interferon therapy in patients infected with HCV of all genotypes. The benefits of PEGASYS are derived from its new generation large 40 kilodalton branched-chain polyethylene glycol (PEG) construction, which allows for constant viral suppression over the course of a full week. PEGASYS also distributes more readily to the liver (the primary site of infection) than conventional interferon. PEGASYS is the only pegylated interferon available as a ready-to-administer solution. Each weekly subcutaneous injection contains 180mcg of pegylated interferon alfa-2a which is the approved dose for all patients, regardless of body weight.

About Roche
Roche is committed to the viral hepatitis disease area, having first introduced Roferon-A for hepatitis B and then C, followed by PEGASYS in hepatitis C. PEGASYS is also in phase III clinical development for patients infected with HBV. Roche has also launched its own brand of ribavirin, Copegus, to be used in conjunction with Roferon A or PEGASYS. Roche manufactures and sells the Amplicor HCV Test (v2.0) and the Amplicor HCV Monitor Test (v2.0) - two tests used to detect the presence of HCV RNA in a person's blood. The company's commitment to hepatitis is further reinforced by the in-licensing of Levovirin, an alternative antiviral. Levovirin will be studied with the objective of demonstrating superior tolerability over the current standard, ribavirin.


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*Manns MP et al. Peginterferon alfa-2b plus ribavirin compared with interferon alfa-2b plus ribavirin for initial treatment of chronic hepatitis C: a randomised trial. Lancet 2001;358:958-65.

**Shiffman, Mitchell. Retreatment of Patients with Chronic Hepatitis C. Paper presented to the NIH Consensus Conference on the Management of Hepatitis C: 2002.

Roche IR contacts:

Dr. Karl Mahler | Dr. Mathias Dick | Dianne Young
Eva-Maria Schäfer
Phone: +41 (61) 687 85 03 | Phone: +41 (61) 688 80 27 | Phone: +41 (61) 688 93 56
Phone: +41 (61) 688 66 36
e-mail: karl.mahler@roche.come-mail: mathias.dick@roche.com e-mail: dianne.young@roche.com e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

Roche



Investor Update

June 23, 2003

**New landmark trial demonstrates Dilatrend saves significantly more lives than metoprolol**

Patients with chronic heart failure (CHF) treated with the comprehensive beta blocking agent, Dilatrend (carvedilol), gained a highly significant survival benefit (17 percent, $p=0.0017$) compared to the -1 selective beta blocker, metoprolol. These were the findings of the Carvedilol or Metoprolol European Trial (COMET), released today at the European Society of Cardiology's Heart Failure 2003 meeting during the official Hot Line session* and to be published in The Lancet on Saturday 5th July, 2003.

With more than 14,000 patient years of follow up, COMET is the largest and longest study in CHF and the first head-to-head survival study comparing two beta blocking agents in patients with CHF. It was designed to investigate whether Dilatrend was superior in terms of survival to metoprolol in the treatment of patients with CHF. These two drugs, although both are classified as beta blockers, have different properties, notably that Dilatrend provides not only 1 receptor blockade, but in addition blocks 2 and 1 receptors and displays additional ancillary properties.

"The results of COMET provide clear evidence of the superior survival benefits of carvedilol over metoprolol in the treatment of chronic heart failure and suggest that carvedilol prolongs the life of patients by 1.4 years compared to metoprolol," commented Professor Philip Poole-Wilson, Chairman of the COMET Steering Committee. "Carvedilol's significant survival benefit could mean thousands of lives saved each year. The results will have a major impact on clinical practice."

"The COMET results confirm that Dilatrend is the superior choice to metoprolol in the treatment of chronic heart failure," said William M. Burns, Head of the Pharmaceutical Division at Roche. "COMET adds to the extensive body of evidence on Dilatrend, the most studied beta blocking agent in CHF, demonstrating Dilatrend's efficacy, safety and tolerability across the whole spectrum of patients."

About chronic heart failure

Experts suggest that there may be more than 10 million people with CHF in Europe alone. There are approximately 2-3 new cases of CHF per 1,000 of the population per year in Europe, whilst in the US there are 400,000 new cases diagnosed annually. Prognosis for CHF is generally poor, with around half of all patients diagnosed dying within 3-5 years - a death rate similar to that of patients with lung cancer. Quality of life for patients, especially with more severe disease, is low.

About Dilatrend

In contrast to conventional beta blocker agents which block only the beta1 adrenergic receptor, Dilatrend is a comprehensive beta1, beta2 and alpha1 receptor blocker. The alpha1 blocking capability of Dilatrend causes peripheral blood vessels to dilate, and for this reason, Dilatrend is also classified as a 'vasodilating' beta blocker. This feature of Dilatrend offers unique benefits for haemodynamic balance in hypertension, heart failure and ischaemic heart disease. Dilatrend also has anti-oxidant and anti-proliferative properties that further differentiate it from other beta blocking agents.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.



About COMET

COMET was a double-blind, randomised parallel group study designed to compare the effects of Dilatrend with those of metoprolol on the risk of death and hospitalisations in patients with CHF**.

The trial enrolled 3029 patients with mild to moderate to severe (NYHA class II-IV) CHF from 15 European countries (Austria, Belgium, Denmark, Germany, Finland, France, Hungary, Italy, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the UK.) All patients were followed up for 46 - 74 months adding up to a total database of more than 14,000 patient years, making COMET the longest and largest beta blocker study ever conducted in CHF.

COMET was jointly sponsored by F. Hoffmann-La Roche and GlaxoSmithKline. Dilatrend is marketed worldwide by Roche under the additional trade names Cardiol, Coreg, Coropres, Dilbloc, Dimitone, Eucardic and Kredex with the exception of North America where it is marketed by GlaxoSmithKline under the trade name of Coreg and Japan where it is marketed by Daiichi under the trade name of Artist.

References

* Poole-Wilson P, et al. Carvedilol or Metoprolol European Trial Results. Presented on the 23 June 2003 at the Heart Failure Congress, Strasbourg; Hotline session.

** Poole-Wilson, P et al. Rationale and design of the carvedilol or metoprolol European trial in patients with chronic heart failure: COMET. European Journal of Heart Failure 4 (2002) 321-329.

Your IR contacts:


Dr. Karl Mahler

Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick

Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young

Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (0)61 688 66 36
e-mail: eva-maria.schaefer@roche.com


North American investors please contact:

Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com


With best regards,

Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

*Media Release*

Roche



Basel, 08. July , 2003

## Roche acquires Avastin rights outside the U.S. from Genentech

### Novel cancer treatment highlights Roche and Genentech's leadership in Oncology

Roche confirmed today that Roche has licensed the rights to Avastin (bevacizumab, rhuMAB-VEGF) for all countries outside the U.S., under the existing agreement with Genentech. Genentech will retain all rights to market the product in the US.

Genentech is pursuing a broad late-stage clinical development program with Avastin including its potential use in the treatment of metastatic colorectal cancer. Positive results of a Phase III study were presented at the American Society of Clinical Oncology in Chicago in May. The study, which was one of the largest metastatic colorectal cancer trials ever conducted, showed that patients treated with Avastin plus the standard of care chemotherapy experienced a marked improvement in survival when compared to patients who received chemotherapy alone.

In addition to being developed for colorectal cancer, Roche and Genentech will jointly develop Avastin in other tumor types (e.g. renal cell carcinoma, Non-Small Cell lung cancer, and metastatic breast cancer). Clinical trials for Avastin are ongoing covering other solid and hematological tumors.

"We are very excited about this agreement, as Avastin is an ideal supplement to our existing range of highly innovative and effective cancer medicines. It also confirms the strengths of our decade-long network strategy with Genentech that shows impressive results." said Franz B. Humer, Chairman and CEO of Roche. "The combined R&D resources of Roche, Genentech and Chugai form the core of our Group's innovation capacity. Together with our network of strategic alliances and partnerships we build a strong team enabling us to offer new options in areas of unmet medical needs."

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

"Avastin will be a significant advancement in the treatment of cancer as it provides a compelling survival benefit in patients with metastatic colorectal cancer. It will be the fourth Roche oncology drug extending cancer patient's life and bringing new hope to patients and their families," said William M. Burns, Head of Roche's Pharmaceuticals Division.

"With this agreement for Avastin, we look forward to continuing our successful relationship with Roche in the development and commercialization of novel targeted therapies for cancer that can provide clinical benefit to patients around the world," said Susan D. Hellmann, M.D., M.P.H., Genentech's executive vice president, Development and Product Operations, and chief medical officer.

**About Avastin**

Avastin (rhuMAb VEGF) - recombinant humanized therapeutic antibody - inhibits Vascular Endothelial Growth Factor (VEGF), a protein that is believed to play an important role in tumor angiogenesis. By inhibiting VEGF, Avastin interferes with the blood supply to tumors and thereby inhibiting tumor growth, and potentially leading to tumor regression. It represents a promising, novel anti-cancer approach with a broad potential applicability in a number of solid tumors, and it is likely to be complementary with current chemotherapy approaches.

**About the study: Avastin Metastatic Colorectal Cancer Trial Overview and Safety Results**

Avastin was evaluated in a randomized multi-center Phase III study enrolling more than 900 patients with previously-untreated metastatic colorectal cancer patients. Patients receiving Avastin plus chemotherapy had a 50 percent increase in their chance for survival compared to patients who received chemotherapy alone. Conversely, this corresponds to a hazard ratio of 0.65 (p=0.00003). This benefit represents an extension in the median survival of patients treated with Avastin plus chemotherapy by approximately five months, compared to patients treated with chemotherapy alone (20.3 months versus 15.6 months).

**About Colorectal Cancer**

Colorectal cancer is the third most common cancer in men and women representing 10 – 15 percent of all cancers. In 2000, the World Health Organization reported that almost 950'00 people worldwide were diagnosed with colorectal cancer and half of the patients died. In Europe, almost 365'000 patients are newly diagnosed with colorectal cancer each year.

**Roche in Oncology**

Within the last five years Roche has become the worlds lead supplier of medicines for oncology. Its franchise includes Herceptin (breast cancer), MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer) NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma) and Kytril (chemotherapy and radiotherapy-induced nausea) and sales in 2002 exceeded 5 billion Swiss francs. Roche Oncology has four research sites (two in the US, Germany and Japan) and four HQ Development sites (two in the US, UK and Switzerland) dedicated to Oncology.

Roche also offers a broad portfolio of tumor markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests running on the LightCycler. Within its Integrated Cancer Care Unit the company develops new tests which will have a significant impact on disease management of cancer patients in the future.

**About Roche**

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

**About Genentech**

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Sixteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes 11 biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

**Additional information on Avastin:**

- Drug description: http://www.gene.com/gene/pipeline/status/oncology/avastin/index.jsp
- Avastin clinical studies: http://www.gene.com/gene/pipeline/trials/
- June 1st: Positive Results from Phase III Avastin Study in Metastatic Colorectal Cancer: http://www.gene.com/gene/news/press-releases/detail.jsp?detail=6247
- June 26th: Genentech Receives FDA Fast-Track Designation for Avastin http://www.gene.com/gene/news/press-releases/detail.jsp?detail=6367

# *Media release*



Basel, 8 July 2003

## Roche Diagnostics opens new headquarters in Spain

### The world leader in in-vitro diagnostics invests 33 million euros in Sant Cugat

Roche Diagnostics today opened its new Spanish headquarters in Sant Cugat del Vallès, at a ceremony presided over by HRH Prince Felipe de Borbón and attended by members of Spain's political and healthcare communities and other prominent figures. The new facility, which will employ 300 highly qualified professionals, represents an investment of 33 million euros.

Now in its 70th year in Spain, Roche Diagnostics is centralising its Spanish operations, which were previously split between Barcelona and Terrassa. Roche Diagnostics has two buildings in Sant Cugat: one covering 7,500 sq. metres for management and administrative staff and an 8,400 sq. meter building that will house a distribution centre. The new site will be the distribution platform for Spain and Portugal and will also handle the distribution of some product lines (e.g. hematology) to the Near East, Africa and Latin America.

With its advanced technology, the distribution centre will further enhance the distribution of Roche Diagnostics products to clients in Spain and Portugal by reducing delivery times and increasing the traceability of consignments. These are both increasingly critical issues in the distribution of healthcare products. Speaking at the dedication ceremony, Joachim Langer, President of Roche Diagnostics in Spain and in charge of the divisional operations in Iberia and Latin America, said: "Here in Sant Cugat, we are embarking upon a new phase in the evolution of Roche Diagnostics in Spain and renewing our Group's commitment to this country. This step reflects our lasting commitment to the modernisation of Spain's healthcare infrastructure."

To provide expanded services in the field of health information, the new site also includes a

development centre for clinical laboratory software. "The research and development that will be done in Sant Cugat into new information technologies will not only help to improve and ensure the confidentiality of patients' medical data but will also contribute to more effective care by making data available in real time to requesting clinics", said Fritz Gerber, Honorary Chairman and Member of the Board of Directors of the Roche Group, who also spoke at the ceremony.

Roche has been doing business in Spain since 1933 and today employs more than 1300 people and generates annual sales of over 600 million euros in the country. In 2002 Roche Diagnostics had 540 employees and posted sales of 217 million euros in Spain. Major product areas include diabetes care, clinical chemistry, immunodiagnostics and molecular diagnostics. The company is also a leading supplier of hematology and coagulation products and laboratory IT solutions. Roche Spain's pharmaceuticals business is headquartered in Madrid. In 2002 it recorded sales of 401 million euros and employed over 800 people. In Spain Roche is a leader in oncology, virology, metabolism and transplantation medicine. Products are exported to more than 40 countries from the Roche facility in Leganes (near Madrid).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

**Additional information**

- Picture Sant Cugat: www.roche-diagnostics.com/press_lounge/press_releases/division/division.html
- Roche in Spain: www.roche.es